SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original version in Portuguese)

TAM S.A.

Interim Financial Information

At June 30, 2011 and

Review Report of Independent Auditors

Contents

Review Report of Independent Auditors	3
Balance sheet	5
Income statement	7
Statements fo comprehensive income	9
Statements of changes in equity	10
Statements of cash flows – indirect method	12
Statements of value added	14
Notes to the internal financial statements
1. General information	16
2. Basis of preparation and significant accounting policies	17
3. Adjustments applied retroative by to the period ínterim financial statements consolidated	19
4. Financial instruments
4.1. Financial risk management	20
4.2. Estimation and fair value hierarchy	29
4.3. Capital management	30
5. Financial instruments by category	31
6. Cash and cash equivalent
7. Trade accounts receivable - consolidated	33
8. Taxes recoverable	35
9. Related parties	35
10. Derivative financial instruments - consolidated	36
11. Financial assets – bank deposits	37
12. Investments	37
13. Property, plant and equipment – consolidated	40
14. Intangible assets – consolidated	42
15. Financial liabilities	43
15.1. Finance lease obligations	44
15.2. Senior notes	45
15.3. Borrowings	47
15.4. Debentures	48
16. Deferred income – consolidated	50
17. Refinanced taxes payable under Fiscal Recovery Program (REFIS)	50
18. Other liabilities – consolidated	53
19. Provisions - consolidated	54
20. Deferred income tax and social contribution	55
21. Share capital	60
22. Revenue	61
23. Costs and operating expenses by nature – consolidated	64
24. Employee benefits – consolidated	65
24.1. Share-based payment	66
25. Net finance result	69
26. Earnings per share – consolidated	70
27. Cash generated from operations	72
28. Commitments and contingencies	73
29. Segment reporting	76
30. Events occurring after the reporting period	81
Comments on performance	82

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

TAM S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TAM S.A. included in the Quarterly Information (ITR) Form for the quarter ended June 30, 2011, comprising the balance sheet and the statements of income and the comprehensive income for the quarter and six month periods then ended, and the statements of changes in equity and cash flows for the six month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR).

Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

TAM S.A.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the six month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, August 8, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ 056561/O-0 "S" SP

TAM S.A.

Balance sheet – parent company

(In thousands of Reais)

	Note	June 30, 2011	December 31, 2010		Note	June 30, 2011	December 31, 2010
Assets		(Unaudited)		Liabilities		(Unaudited)

Current				Current
Cash and cash equivalent	6	56,082	113,913	Accounts payable			22
Financial assets at fair value through profit and loss	4.2	392,342	125,905	Financial assets	15	182,296	347,800
Accounts receivable			2,000	Salaries and social charges		2,475	2,848
Dividends receivable		140,125	141,103	Taxes, charges and contributions		12,412	12,036
Taxes recoverable		45,567	42,790	Dividends payable		864	152,046
Related parties	9	2,038		Other current liabilities		660	19
Other current assets		515	343
						198,707	514,771
		636,669	426,054
				Non-current
Non-current				Financial liabilities	15	166,614
Deferred income tax and social contribution	20	29,271	15,531	Provisions		79	30
Related parties	9	99,054	16,504	Related parties	9	4,325
Judicial deposits		438	174	Other non-current liabilities		13	13
Investments in subsidiaries	12	2,198,340	2,478,464
Property, plant and equipment		63				171,031	43

		2,327,166	2,510,673	Total liabilities		369,738	514,814

				Equity
				Capital and reserves
				Share capital	21	819,892	819,892
				Capital reserve		133,919	120,605
				Profit reserve		865,315	895,592
				Carrying value adjustment		586,549	585,824
				Retained earnings		182,422

						2,594,097	2,421,913

Total assets		2,963,835	2,936,727	Total liabilities and equity		2,963,835	2,936,727

The accompanying notes are an integral part of these interim financial statements.

3

TAM S.A.

Balance sheet – parent company

(In thousands of Reais)

	Note	June 30, 2011	December 31, 2010		Note	June 30, 2011	December 31, 2010
Assets		(Unaudited)		Liabilities		(Unaudited)
Current				Current
Cash and cash equivalent	6	892,636	1,012,220	Accounts payable		550,502	522,364
Financial assets at fair value through profit and loss	4.2	1,250,407	1,407,698	Financial liabilities	15	1,506,052	1,572,093
Accounts receivable	7	1,725,741	1,556,781	Salaries and social charges		480,185	466,831
Inventories		208,816	198,760	Deferred income	16	1,623,666	1,801,181
Taxes recoverable	8	267,432	57,557	Taxes, charges and contributions		310,913	285,037
Income tax and social contribution recoverable		20,234	18,424	Income tax and social contribution payable			14,339
Prepaid expenses		136,819	162,788	Dividends payable		864	152,293
Deriviative financial instruments	10	32,098	9,895	Derivative financial instruments	10	12,839	20,574
Other current receivable		71,099	81,234	Refinanced taxes payable under Fiscal Recovery Program	17	49,424	23,152
				Other current liabilities	18	144,676	135,658
		4,605,282	4,505,357
						4,679,121	4,993,522

Non-current				Non-current
Restrict cash		40,373	98,305	Financial liabilities	15	6,375,194	5,786,848
Financial assets – securities issued by Banks	11	155,587	50,280	Derivative financial instruments	10	8,253	15,286
Deposits in guarantee		46,947	51,778	Deferred income	16	53,170	66,420
Prepaid aircraft maintenance		427,868	410,306	Provisions	19	231,023	204,271
Other non-current assets		10,738	20,595	Refinanced taxes payable under Fiscal Reovery Programa	17	434,390	416,675
Derivatives financial instruments	10	8,726	6,568	Deferred income tax and social contribution	20	264,250	111,178
Property, plant and equipment	13	9,107,584	8,711,850	Other non-current liabilities	18	318,805	237,471
Intangible assets	14	619,437	604,024
						7,685,085	6,838,149
		10,417,260	9,953,706
				Total liabilities		12,364,206	11,831,672

				Equity
				Share capital	21	819,892	819,892
				Capital reserve		133,919	120,605
				Profit reserve		865,315	895,592
				Carrying value adjustment		586,549	585,824
				Retained earnings		188,422
						2,594,097	2,421,913
				Non-controlling interest		64,239	205,478

				Total equity		2,658,336	2,627,391

Total assets		15,022,542	14,459,063	Total liabilities and equity		15,022,542	14,459,063

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Income statement (Unaudited)

Three and six months periods ended June 30, 2011 and 2010

(In thousand of Reais)

				Parent company
		Quarter ended		Six months ended
	Note	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Cost and operating expenses		(11,871)	(1,908)	(20,506)	(2,604)
Equity share of results of investees	12	74,341	(171,915)	214,584	(250,741)

Operating profit / (loss)		62,470	(173,823)	194,078	(253,345)

Finance income	25	2,997	9,005	9,499	18,492
Financie expense	25	(12,450)	(12,363)	(28,145)	(22,930)

Profit / (loss) before income tax and social contribution		53,017	(177,181)	175,432	(257,783)

Income tax and social contribution	20(a)	7,250	2,418	13,740	12,084

Profit / (loss) for the period		60,267	(174,763)	189,172	(245,699)

The accompanying notes are an integral part of these interim financial statements.
(*) See note 3.

TAM S.A.

Income statement (Unaudited)

Three and six months periods ended June 30, 2011 and 2010

(In thousand of Reais)

				Consolidated
		Quarter ended		Six months ended
	Note	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
			(Adjusted(*))		(Adjusted(*))
Revenue	22	3,053,211	2,611,448	6,095,740	5,215,292
Cost and operating expenses	23	(3,037,595)	(2,610,046)	(5,969,945)	(5,137,079)

Operating profit before movements in fair value of fuel derivatives		15,616	1,402	125,795	78,213

Movements in fair value of fuel derivatives		(12,856)	(57,196)	42,916	(46,587)

Operating profit / (loss)		2,760	(55,794)	168,711	31,626

Finance income	25	800,769	353,096	1,053,187	869,384
Finance expense	25	(628,179)	(507,118)	(796,043)	(1,207,416)

Profit / (loss) before income tax and social contribution		175,350	(209,816)	425,855	(306,406)

Income tax and social contribution	20(a)	(93,658)	41,178	(195,996)	68,618

Profit / (loss) for the period		81,692	(168,638)	229,859	(237,788)

Attributable to
Equity shareholders of TAM S.A.		60,267	(174,763)	189,172	(245,699)
Non-controlling interest		21,425	6,125	40,687	7,911

Earnings per share (common and preferred) – in R$
Basic	26	0.39	(1.16)	1.21	(1.63)
Diluted	26	0.39	(1.16)	1.21	(1.63)

The accompanying notes are an integral part of these interim financial statements.
(*) See note 3.

TAM S.A.

Income statement (Unaudited)

Three and six months periods ended June 30, 2011 and 2010

(In thousand of Reais)

			Parent company
	Quarter ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Profit / (loss) for the period	60,267	(174,763)	189,172	(245,699)

Other comprehensive income
Currency translation gains / (losses) on foreign operations	2,109	(2,367)	1,458	1,369

Other comprehensive income / (loss) for the period	2,109	(2,367)	1,458	1,369

Total of comprehensive income / (loss) for the period	62,376	(177,130)	190,630	(244,330)

			Consolidated
	Quarter ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) for the period	81,692	(168,638)	229,859	(237,788)

Other comprehensive income
Currency translation gains / (losses) on foreign operations	2,220	(2,367)	1,535	1,381

Other comprehensive income / (loss) for the period	2,220	(2,367)	1,535	1,381

Total of comprehensive income / (loss) for the period	83,912	(171,005)	231,394	(236,407)

Attributable to
Equity shareholders of TAM S.A.	62,376	(177,130)	190,630	(244,330)
Non-controlling interest	21,536	6,125	40,764	7,923

The accompanying notes are an integral part of these interim financial statements.

(*) See note 3.

TAM S.A.

Income statement (Unaudited)

Three and six months periods ended June 30, 2011 and 2010

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Revaluation reserve	Carrying value adjustment	Accumulated deficit	Total	Non-controlling interest	Total

At January 1, 2009 – As originally presented	675,497	99,244	49,134	116,504	(16,796)	(428,577)	495,006	3,408	498,414

Changes of accounting practices – Note 3			353,007	(116,504)	130,542	428,577	795,622		795,622

At January 1, 2009 - Adjusted	675,497	99,244	402,141		113,746		1,290,628	3,408	1,294,036

Loss for the period						(245,699)	(245,699)	7,911	(237,788)
Other comprehensive income
Foreign exchange gain on foreign on foreign operations					1,369		1,369	12	1,381

Total of comprehensive loss					1,369	(245,699)	(244,330)	7,923	(236,407)

Transactions with owners

Stock option plan		11,176					11,176		11,176
Treasury shares		4,554				(1,739)	2,815		2,815
Dividends of Mercosur paid to non-controlling interests								(1,219)	(1,219)
Transfer to non-controlling shareholders: Effect on equity of the issuance and sale of new shares of Multiplus S.A.					489,115		489,115	179,947	669,062

Total of transactions with owners		15,730			489,115	(1,739)	503,106	178,728	681,834

At June 30, 2010	675,497	114,974	402,141		604,230	(247,438)	1,549,404	190,059	1,739,463

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of changes in equity (Unaudited)

Period ended June 30, 2011 and 2010

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings / (Accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2011	819,892	120,605	895,592	585,824		2,421,913	205,478	2,627,391

Profit for the period					189,172	189,172	40,687	229,859
Other comprehensive income
Foreign exchange loss on foreign operations				1,458		1,458	77	1,535

Total of comprehensive income				1,458	189,172	190,630	40,764	231,394

Transactions with owners
Capital reduction of Multiplus – Cash paid to non-controlling interests							(160,984)	(160,984)
Realization of revaluation reserve				(733)	733
Dividends by TAM			(30.277)			(30.277)		(30,277)
Dividends of Multiplus paid to non-controlling interests							(22,023)	(22,023)
Dividends of Mercosur paid to non-controlling interests							(315)	(315)
Stock option plan		8,880				8,880	1,319	10,199
Sale of treasury shares		4,434			(1,483)	2,951		2,951

Total of transactions with owners		13,314	(30,277)	(733)	(750)	(18.446)	(182.003)	(200.449)

At June 30, 2011	819,892	133,919	865.315	586.549	188.422	2.594.097	64.239	2.658.336

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of changes in equity (Unaudited)

Period ended June 30, 2011 and 2010

(In thousand of Reais)

		Parent company
	Note	June 30, 2011	June 30, 20110

Cash generated (used) in operating activities	27	(365,067)	5,462
Interest paid		(18,276)	(21,895)

Net cash used in operating activities		(383,343)	(16,433)

Cash flow from investing activities
Capital reduction of Multiplus		439,034
Investments in subsidiaries - – Pantanal			(10,000)
Investments in restricted cash
Dividends and interest on own capital received		65,047
Purchases of property, plant and equipment		(60)
Dividends received			246,055
Dividends and interest on capital own	21(e)	(181,460)	(233,304)

Net cash generated from (used in) investing activities		322,561	2,751

Cash flow from financing activities
Sale of treasury shares		2,951	2,817

Net cash generated from (used in) financing activities		2,951	2,817

Net increase (decrease) in cash and cash equivalents		(57,831)	(10,865)

Cash and cash equivalents at the beginning of the year		113,913	131,952

Cash and cash equivalents at the end of the p eriod / year		56,082	121,087

The accompanying notes are an integral part of these interim financial statements.
(*) See note 3.

TAM S.A.

Statement of changes in equity (Unaudited)

Period ended June 30, 2011 and 2010

(In thousand of Reais)

		Consolidated
	Note	June 30, 2011	June 30, 2010

Cash generated from operating activities	27	288,372	123,055
Taxes paid		(104,707)	(1,446)
Interest paid		(157,161)	(145,888)

Net cash generated from (used in) operating activities		26,501	(24,279)

Cash flow from investing activities
Capital reduction of Multiplus – cahs paid to non-controlling interests		(160,984)
Restricted cash withdrawal		57,932
Investment in restricted cash			(35,470)
Cash paid on acquisition of Pantanal, net of cash acquired			(9,545)
Proceeds from sale of property, plant and equipment (PPE)		1,614	18,822
Purchases of property, plant and equipment		(88,061)	(71,368)
Purchases of intangible assets		(36,145)	(57,437)
Deposits in guarantee
Reimbursements		4,857	5,272
Deposits made		(3,806)
Pre delivery payment
Reimbursements	13	90,279	86,323
Payments	13	(245,273)	(102,364)

Net cash used in investing activities		(379,587)	(165,767)

Cash flow from financing activities
(Repurchase) / Sale of treasury		2,951	2,815
Net cash received in a public offering of shares of Multiplus			657,049
Dividends paid – TAM S.A.	21(e)	(181,460)	(233,304)
Dividends and interest on capital paid to non-controlling shareholders of Multiplus		(22,351)
Dividends paid to non-controlling shareholders of Mercosur		(315)
Short and long-term borrowings
Issuance		79,165
Payments		(75,232)	(117,198)
Bonds
Issuance		777,209
Capital element of finance leases		(346,465)	(261,757)

Net cash generated from financing activities
		233,502	47,605
Net increase (decrease) in cash and cash equivalents
		(119,584)	(142,441)
Cash and cash equivalents at the beginning of the year
		1,012,220	1,075,172
Cash and cash equivalents at the end of the p eriod / year
Net cash generated from investing activities		892,636	932,731

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases		432,674	569,178
Pre delivery payment reimbursement			18,881
Acquisition of other PPE under financial leases		17,193
Financing obtained for direct payment to suppliers		60,724

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of cash flows – indirect method (Unaudited)

Six months periods ended June 30, 2011 and 2010

  (In thousand of Reais)

		Parent company
	Note	June 30, 2011	Juen 30, 2010

Revenue
Allowance for doubtful accounts		8

		8

Inputs acquired from third parties
Costs of services		(1,392)	(369)
Materials, electricity, outsourced services and other		(12,024)	(1,165)

		(13,416)	(1,534)

Gross value added		(13,408)	(1,534)

Net added received through transfer		(13,408)	(1,534)

Value added received through transfer
Equity share of the results of investees	12	214,584	(251,741)
Financial income	26	9,499	18,492

		224,083	(233,249)

Total added value to distribute / (absorb)		210,675	(234,783)

Distribution of value added		210,675	(234,783)

Personnel
Direct compensation
Benefits		6,342	924
FGTS- Employee Government Severance Fund		7	2
		167	27
Taxes, fees and contributions
Federal
Estate		(13,246)	(13,003)
Municipal		73	36

Remuneration of third party capital
Rentals		15
Financial expenses		28,145	22,930

Remuneration of own capital
Profit / (loss) for the period		189,172	(245,699)

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of cash flows – indirect method (Unaudited)

Six months periods ended June 30, 2011 and 2010

  (In thousand of Reais)

		Consolidated
	Note	June 30, 2011	June 30, 2010

Revenue
Sales of services	23	6,345,942	5,434,590
Other revenues		170,497	106,104
Allowance for doubtful accounts		779	10,001

		6,517,218	5,550,695

Inputs acquired from third parties
Costs of services		(2,509,755)	(1,905,862)
Materials, electricity, outsourced services and other		(1,298,536)	(1,338,994)

		(3,808,291)	(3,244,856)

Gross value added		2,708,927	2,305,839

Deductions
Impairment		(5,228)
Depreciation and amortization	24	(356,604)	(346,942)

		(361,832)	(346,942)

Net added received through transfer		2,347,095	1,958,897

Value added received through transfer
Equity share of the results of investees
Financial income	26	1,053,187	869,384

		1,053,187	869,384

Total added value to distribute / (absorb)		3,400,282	2,828,281

Distribution of value added		3,400,282	2,828,281

Personnel
Direct compensation		932,935	744,082
Benefits		102,011	80,407
FGTS- Employee Government Severance Fund		67,565	49,845

Taxes, fees and contributions
Federal		877,698	656,286
Estate		17,233	14,236
Municipal		20,888	14,084

Remuneration of third party capital
Rentals		213,281	240,693
Financial expenses		938,812	1,266,436

Remuneration of own capital
Profit / (loss) for the period		189,172	(245,699)
Non-controlling interest		40,687	7,911

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

1.                  General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines" or "Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), and as from May 2011 also TAM Capital Inc, 3 (“TAM Capital 3”) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (“TP Franchising”) and modified its corporate purpose to the development of franchises.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (“Multiplus”). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010.

Since March 15, 2010, the date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”, which was the date ANAC – the National Agency of Civil Aviation approved the purchase. Pantanal is currently under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (“TAM” Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company.

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines  S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties depends on the approval of proper authorities from Brazil and Chile.

On March 29, 2011, the Company and TRIP Linhas Aéreas S/A. (“TRIP”) signed a Term Sheet, with  no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic alliance  complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TAM may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

On May3, 2011, TLA incorporated TAM Capital Inc. 3 for the purpose of issuing US$ 500,000 8.375% senior guaranteed notes due 2021 as further described in Note 15.2.

This consolidated interim financial information, of TAM and its subsidiaries was approved by the Board of Executive Officers on July 29,2011.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

2.                  Basis of preparation and significant accounting policies

This interim financial statements for the three and six months periods ended June 30, 2011 and 2010 has been prepared in accordance with CPC 21 / IAS 34 – “Interim financial reporting” and regulations issued by Brazilian Securities Commission (CVM).

The accounting policies applied in the preparation of this  interim financial statements  are consistent with those of the annual financial statements for the year ended December 31, 2010 and have been applied consistently. The interim financial statements should be read in conjunction with the annual financial  statements for the year ended December 31, 2010, which have been prepared in accordance with accounting practices adopted in Brazil  (BR GAAP), included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by (CVM) andwith Internacional  Financial Reporting Standards – IFRS  issued by International Accounting Standards Board – IASB.

The principal accounting policies applied in the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2010 and have been applied consistently in all periods presented. This interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2010.

The notes below, are not presented because show no significant change in the period ended June 30, 2011 compared to year ended December 31, 2010. In the annual financial statement of December 31, 2010 these notes are located as follows:

Note

Significant accounting policies	2
Critical accounting estimates and judgments	3
Inventories	10
Deposits in guarantee	12
Prepaid aircraft maintenance	14
Share premium	25 (i)
Stock option	25 (iii)
Legal reserve	26
Carrying value adjustments	27

.

2.1.             Basis of consolidation and investments in subsidiaries

(a)     Consolidated financial statements

The main accounting practices adopted in the preparation of these financial statements are as follows.

(i)            Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The results of subsidiaries acquired during the year are included in the consolidated statements of income and of comprehensive income as from the actual acquisition date. The comprehensive income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)           Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

(iii)                Companies included in the consolidated interim financial statements

				Ownership and voting power %
	Reporting date	Ownership	June 30, 2011	December 31, 2010

TLA	06.30.2011	Direct	100.00	100.00
TAM Viagens (i)	06.30.2011	Indirect	99.99	99.99
TAM Capital (i)	06.30.2011	Indirect	100.00	100.00
TAM Capital 2 (i)	06.30.2011	Indirect	100.00	100.00
TAM Capital 3 (i)	06.30.2011	Indirect	100.00
TAM Financial 1 (i)	06.30.2011	Indirect	100.00	100.00
TAM Financial 2 (i)	06.30.2011	Indirect	100.00	100.00
Fundo Spitfire II (Fundo exclusivo) (ii)	06.30.2011	Indirect	100.00	100.00
TP Franchising	06.30.2011	Direct	100.00	100.00
Mercosur	05.31.2011	Direct	94.98	94.98
Multiplus	06.30.2011	Direct	73.17	73.17
Pantanal	06.30.2011	Direct	100.00	100.00
TAM Milor (iii)	06.30.2011			100.00

(i)          TAM's investments are held indirectly through TLA.

(ii)        TAM's investment is held 12% directly, 17% through TLA and 71% through Multiplus, respectively.

 (iii)       TAM Milor was acquired in July 2010. On March 1, 2011, the Company merged its subsidiary TAM Milor into the Company.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)     Individual financial statements

In the Company’s individual financial statements, the financial information of subsidiaries is accounted for using the equity method.  The same adjustments are made both in the individual financial statements and in the consolidated financial statements.

2.2. New and revised standards and interpretations and amendments to existing standards and interpretations.

(a)     The following accounting standard is mandatory for the year beginning in January 2011 and have been applied by TAM:

  IFRIC 13 - "Customer Loyalty Programmes". The meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes effective January 1, 2011. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was measuring the fair value of its award credits.

  IAS 34 ammendment effective January 1, 2011 provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements around:

  a)        The circumstances likely to affect fair values of financial instruments and their classification;
  b)        Transfers of financial  instruments between different levels of the fair value hierarchy;
  c)        Changes in classification of financial assets; and
  d)       Changes in contingent liabilities and assets

  The applicable additional disclosures are included in this interim financial information.

3.       Adjustments applied retroactive by to the prior period interim financial statements consolidated

As mentioned in Note 2.1 (a), in the annual financial statements for the year ended December 31, 2010, the Company changed the accounting policy related to revaluation of flight equipment at revalued amounts in its consolidated financial statements, in order that the consolidated profit and equity are equal to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of property, plant and equipment.

The comparative information as of June 30, 2010 and for the quarter ended and six months ended at June 30, 2010 presented herewith is being retroactively adjusted to reflect such change in accounting polices.

The effects of the retroactive adjustments at January 1, 2010 and for ther quarter and for the six months ended June 30, 2010 are as follows :

		January 1, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on equity
Revaluation reserve	116,504	(116,504)
Accumulated deficit and other reserves	(296,995)	912,126	615,131

Total	(180,491)	795,622	615,131

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Quarter ended
		June 30, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(2,578,757)	(31,289)	(2,610,046)
Loss before income tax and social contribution	(178,527)	(31,289)	(209,816)
Income tax and social contribution	30,540	10,638	41,178
Loss for the period	(147,987)	(20,651)	(168,638)

Loss per share - Basic	(1.03)		(1.16)
Loss per share - Diluted	(1.03)		(1.16)

Effects on Statements of Comprehensive Income
Loss for the period	(147,987)	(20,651)	(168,638)
Comprehensive loss for the period	(150,354)	(20,651)	(171,005)

	Six months ended
		June 30, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(5,086,344)	(50,735)	(5,137,079)
Loss before income tax and social contribution	(255,671)	(50,735)	(306,406)
Income tax and social contribution	51,368	17,250	68,618
Loss for the period	(204,303)	(33,485)	(237,788)

Loss per share - Basic	(1.41)		(1.63)
Loss per share - Diluted	(1.41)		(1.63)

Effects on Statements of Comprehensive Income
Loss for the period	(204,303)	(33,485)	(237,788)
Comprehensive loss for the period	(202,934)	(33,485)	(236,419)

4.       Financial instruments

4.1          Financial risck management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

  Decide on any increase of the percentage level of protection based on strategic matters and monitor the comparison between the market and budgeted scenarios;

  Manage and monitor the risk exposure;

  Monitor compliance with the risk policy;

  Decide on the exposure level of market risks;

  Establish financial limits for all the institutions authorized to carry out financial instruments derivatives transactions; and

  Monitor the performance of derivatives transactions.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

4.1.1      Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV), and variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum level of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At June 30, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, considering that they will not be fully offset by changes in the fair value of the derivatives.

The aviation fuel consumed in the periods ended at June 30, 2011 and 2010 accounted for 35.9% and 32.0%, respectively, of the cost of services provided by the Company (Note 23).

(a.1)       Outstanding positions of derivatives:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	June 30, 2011	December 31, 2010
% of coverage anticipated for the next 12 months	30%	25%
Average strike price for outstanding derivatives	US$ 93.7/bbl	US$ 87/bbl
Market price of WTI	US$ 95.7/bbl	US$ 89/bbl

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total
At June 30, 2011
Notional amount – thousands of barrels	3,915	5,335	2,125	150	11,525
Fair value, net – R$ thousand	10,177	11,482	(1,810)	(276)	19,573

At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150		6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)		(18,509)

(a.ii)        Restructuring of derivatives during 2011

On June 13, 2011 the Company made a new restructuring of its derivative transactions. The restructuring basically comprised (i) the spread of the maturity dates over a longer period, extending the term of derivatives, and (ii) reducing the exercise prices. With this action, the Company sought to extend the coverage period of derivatives financial instruments transactions.

The coverage profile was extended over 2011, 2012, 2013, including a small coverage for the first quarter of 2014. For the following 12 months, as from June 30, 2011 the coverage amounts to 30% of the anticipated consumption. The average strike for transactions currently outstanding maturing in the same period is US$ 93.77. For period beyond 12 months the coverage amounts to 15% of the anticipated consumption, with the average strike price of US$ 100.39 per barrel.

The derivative financial instruments used to hedge changes in fuel prices are accounted for at fair value, with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the fair value of the derivatives.

(b)           Exchange rate risk

(b.1)       TLA

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

2012

At June 30, 2011
Notional amount – US$	31,000
Fair value – R$	(2,719)

At December 31, 2010
Notional amount – US$	31,000
Fair value – R$	(888)

In view of the restructuing of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at June 30, 2011.

(b.2)       Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts are indexed to US$. These fluctuations may impact the cash flows and the sale price of points.

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total

At June 30, 2011
Notional amount – US$	48,000	84,000	37,000	2,000	171,000
Fair value, net – R$	3,798	1,117	(1,831)	(206)	2,878

At December 31, 2010, Multiplus did not have any derivative outstanding.

(c)           Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at  June 30, 2011 and December 31, 2010 is presented below:

		June 30, 2011			December 31, 2010
Counterparties with external credit rating (Standard&Price, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	(1,307)	1,898	591	(23,342)		(23,342)
AA+, AA ou AA-*	Over the counter	14,444	980	15,424	3,671		3,671
A+, A ou A-*	Over the counter	3,717		3,717	274		274

		16,854	2,878	19,732	(19,397)		(19,397)

Fuel derivative asset – WTI		35,283		35,283	16,463		16,463
Fuel derivative liability – WTI		(15,710)		(15,710)	(34,972)		(34,972)
Fuel derivative, net – WTI		19,573		19,573	(18,509)		(18,509)

Foreign exchange derivatives asset			5,541	5,541
Foreign exchange derivatives liability		(2,719)	(2,663)	(5,382)	(888)		(888)
Foreign exchange derivatives, net – see (c ) below		(2,719)	2,878	159	(888)		(888)

		16,854	2,878	19,732	19,397		19,397

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(*) The ratings can be expressed both in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what what we believe is the most well known rating international scale.

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At June 30, 2011 there was one counterparty that exceeded thelimit established; however the Company believes this concentration of risk is acceptable.

(d)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

(e)           Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the result and equity of the Company by considering:

  Increase and decrease of 10 percent  in fuel prices, by keeping constant all the  other variables;

  Increase and decrease of 10 percent in R$/US$ exchange rate, with all other variables remaining steady; and

  Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

(e.1)       TLA

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 41.2 million / US$ 45.7 million (equivalent to R$ 64.3 million / R$ 71.4 million at June 30, 2011) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 626 million / R$ 625 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the quarter ended June 30, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 26 million (equivalent to R$ 41 million).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates in the quarter ended June  30, 2011 would increase loan and financing interest expenses over a one year period by approximately R$ 9 million.

(e.2)       Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation / appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 22 million / R$ 21 million, mainly as a result of foreign exchange gains / losses on the translation of foreing currency derivaties wich are recorded, at fair value through profit or loss.

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

•         The probable scenario is defined as the one expected by the Company’s management and referenced to an independent external source;

•         The possible adverse scenario considers a deterioration of 25% in the major variable that determines the fair value of the financial instrument; and

•         The remote adverse scenario considers a deterioration of 50% in the major variable that determines the fair value of the financial instrument.

TLA

Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio are intended to protect fuel consumption. The behavior of WTI prices is highly correlated to QAV prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

As a result, the effect of these transactions on the TLA cash generation will be compared to the decreased QAV cost against that level (US$ 95/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for third quarter of 2011, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 95/bbl	US$ 71.25/bbl	US$ 47.5/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ 4,259	R$ 284,752	R$ 552,125

Exchange rate

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1.5611/US$ at June 30, 2011. Considering the projected cash flows for third quarter of 2011, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 1.9514 / US$	-25% R$ 1.1708 / US$	50% R$ 2.3417 / US$	-50% R$ 0.7806 / US$

Lease agreement	(85,285)	85,285	(170,569)	170,569
FINIMP	(19,235)	19,235	(38,471)	38,471
Loans in foreign currency	(222)	222	(444)	444
Bonds	(5,561)	5,561	(11,123)	11,123
Pre-delivery payments	670	(670)	1,340	(1,340)
Hedge	(4,127)	11,828	(13,324)	21,097

Total	(113,760)	121,461	(232,591)	240,364

Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 months), based on the closing rate at June 30, 2010 of 0.25% per year. We projected for the third quarter of 2011, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0.31% a.a.	-25% 0.18% a.a.	50% 0.37% a.a.	-50% 0.12% a.a.

Interest expense (R$)	(399)	399	(797)	797

For the interest scenario in the domestic market (CDI), based on the closing rate at June 30, 2011 of 12.15% per year, we projected  for the third quarter the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 15.19% a.a.	-25% 9.11% a.a.	50% 18.23% a.a.	-50% 6.08% a.a.

Loan and financing interest expense (R$)	(1,736)	1,736	(3,472)	3,472

Multiplus

Derivatives financial instruments

Our methodology for the sensitivity analysis includes the probable scenario based on the exchange rate of R$ 1.55 / US$ at June 30, 2011. Considering the projected cash flows for third quarter of 2011, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as show below:

	25% R$ 1.9514 / US$	-25% R$ 1.1708 / US$	50% R$ 2.3417 / US$	-50% R$ 0.7806 / US$

Hedge	(4,126)	11,828	(13,324)	21,097

4.1.2.     Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses due to default of its counterparties and does not have any individually significant exposure to any counterparty.

4.1.3.     Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

					Parent company
	Less than one year	Between one and two years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At June 30, 2011
Debentures	212,469	177,528	389,997	(41,087)	348,910
Other (i)	2,475		2,475		2,475

At December 31, 2010
Debentures	392,142	44,342	436,484	(88,684)	347,800
Other (i)	2,870		2,870		2,870

(i) This amount is recorded under:  Accounts payable and salaries and social charges.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At June 30, 2011
Finace lease obligation	681,202	948,456	1,525,787	1,935,070	5,090,515	(568,011)	4,522,504
Senior notes	171,105	211,951	423,912	2,176,391	2,983,359	(1,261,369)	1,721,990
Borrowings	643,863	19,263	3,091	6,057	672,274	(16,984)	655,290
Debentures	384,184	443,463	432,694	112,109	1,372,450	(390,988)	981,462
Refinanced taxes payable under Fiscal Recovery Program	52,032	95,415	176,308	798,530	1,122,285	(638,471)	483,814
Other (i)	1,030,687				1,030,687		1,030,687

At December 31, 2010
Finace lease obligation	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	989,195				989,195		989,195

(i)                    This amount is recorded under:  Accounts payable and salaries and social charges.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
At June 30, 2011
Fuel price risk	9,992	5,718	15,710	15,710
Exchange rate risk	7,653	(2,271)	5,382	5,382

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)	(34,972)
Exchange rate risk	(888)		(888)	(888)

In the analysis of net current assets it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred inçome with respect to TAM loyalty program and deferred gains on sale and leaseback amounting to R$ 1,623,666 (December 31, 2010 – R$ 1,801,181).

4.2.        Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at June 30, 2011.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

				Parent company
	June 30, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit or lossvalor justo
Brazilian government securities (1)	315,468		315,468	96,064		96,064
Corporate securities (2)		75,747	75,747		29,049	29,049
Other bank deposits (3)		1,127	1,127		792	792

	315,468	76,874	392,342	96,064	29,841	125,905

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

				Consolidated
	June 30, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets at fair value through profit or lossvalor justo
Brazilian government securities (1)	808,041		808,041	812,515		812,515
Corporate securities (2)		198,404	198,404		297,424	297,424
Bank deposit certificates – CDB (3)		112,341	112,341		34,199	34,199
Other bank deposits (3)		131,621	131,621		263,650	263,650

	808,041	442,366	1,250,407	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		35,283	35,283		16,463	16,463
Foreign exchange derivatives (4)		5,541	5,541

		40,824	40,824		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(15,710)	(15,710)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(5,382)	(5,382)		(888)	(888)

		(21,092)	(21,092)		(35,860)	(35,860)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the period ended June 30, 2011 for the year ended December 31, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•         (2) Corporate securities – Correspond, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•         (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•         (4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

4.3.        Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

The leverage ratios are as follows:

	June 30, 2011	December 31, 2010

Cash and cash equivalents (Note 6)	(892,636)	(1,012,220)
Financial assets at fair value through profit and loss (Note 4.2)	(1,250,407)	(1,407,698)
Borrowings	655,290	615,040
Debentures and senior notes	2,703,452	1,985,978
Operating lease commitments (Note 28)	1,030,145	1,120,697
Finance lease obligations (Note 4.1.3)	4,522,504	4,757,923

Net debt (1)	6,768,348	6,059,720

Total equity	2,658,336	2,627,391

Total capital (2)	9,426,684	8,687,111

Leverage ratio (1) / (2)	71.8%	69.8%

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

5.       Financial instruments by category

(a)     Parenty company

Assets, per balance sheet:

	June 30, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		392,342	392,342
Cash and cash equivalents	56,082		56,082

Total	56,082	392,342	448,424

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		125,905	125,905
Accounts receivable	2,000		2,000
Cash and cash equivalents	113,913		113,913

Total	115,913	125,905	241,818

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

		June 30, 2011
	Liabilities measured at amortized cost	Total

Debentures	348,910	348,910
Accounts payable and other obligations, excluding statutory liabilitites	2,475	2,475

Total	351,385	351,385

	December 31, 2010
	Liabilities measured at amortized cost	Total

Debentures	347,800	347,800
Accounts payable and other obligations, excluding statutory liabilitites	2,870	2,870

Total	350,670	350,670

(b) Consolidated

Assets, per balance sheet:

	June 30, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			40,824	40,824
Financial assets at fair value through profit and loss		1,250,407		1,250,407
Accounts receivable	1,725,741			1,725,741
Financial assets - securities issued by banks	155,587			155,587
Restricted cash	40,373			40,373
Cash and cash equivalents	892,636			892,636

Total	2,814,337	1,250,407	40,824	4,105,568

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets - securities issued by banks	50,280			50,280
Restricted cash	98,305			98,305
Cash and cash equivalents	1,012,220			1,012,220

Total	2,717,586	1,407,698	16,463	4,141,747

Liabilities, per balance sheet:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

		June 30, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,522,504		4,522,504
Senior notes	1,721,990		1,721,990
Borrowings	655,290		655,290
Debentures	981,462		981,462
Derivative financial instruments		21,092	21,092
Accounts payable and other obligations, excluding statutory liabilitites	1,030,687		1,030,687

Total	8,911,933	21,092	8,933,025

		December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,757,923		4,757,923
Senior notes	1,009,057		1,009,057
Borrowings	615,040		615,040
Debentures	976,921		976,921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilitites	989,195		989,195

Total	8,348,136	35,860	8,383,996

6.       Cash and cash equivalent

		Parent company		Consolidated
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Cash and bank accounts	705	15,967	181,253	279,280
Short-term deposits	55,377	97,946	711,383	732,940

Total	56,082	113,913	892,636	1,012,220

At June 30, 2011 and December 31, 2010 no amounts have been used as part of overdraft facilities.

Cash and cash equivalent are maintained in the following currencies:

	Parent company		Consolidated
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Reais	56,082	113,913	254,077	278,594
US dollars			588,967	655,906
Euros			30,170	56,196
Pounds sterling			4,539	6,084
Other			14,883	15,440

	56,082	113,913	892,636	1,012,220

7.       Trade accounts receivable - consolidated

(a)         Breakdown of balances

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	June 30, 2011				December 31, 2010

	Domestic	International	Total	%	Total	%

Credit cards	1,131,379	73,886	1,205,265	62.5	1,039,576	62.8
Travel agents	243,632	53,474	297,106	15.4	263,661	15.9
Partners – Loyalty Program - Multiplus Program - Multiplus	85,570		85,570	4.4	81,091	4.9
On current account	41,649	570	42,219	2.2	76,657	4.6
Cargo	10,625	50,354	60,979	3.2	53,720	3.2
Other	107,207	27,088	134,295	7.0	140,397	8.6

Total	1,620,062	205,372	1,825,434	100.0	1,655,102	100.0

Provision for impairment duvidosa	(69,332)	(30,361)	(99,693)		(98,321)

Total	1,550,730	175,011	1,725,741		1,556,781

Trade accounts receivable are maintained in the following currencies:

	June 30,2011	December 31,2010

Reais	1,557,561	1,448,826
US dollars	23,862	26,187
Euros	73,833	81,028
Pounds sterling	12,927	14,187
Other	157,251	84,874

	1,825,434	1,655,102

(b)       Aging list – Receivables by due date

   Breakdown
	June 30,2011%		December 31, 2010%

Not yet due	1,670,364	91.4	1,329,848	80.3
Overdue
Up to 60 days	35,499	1.9	101,616	6.2
From 61 to 90 days	8,412	0.5	61,418	3.7
From 91 to 180 days	6,413	0.4	25,032	1.5
From 181 to 360 days	1,041	0.1	19,515	1.2
Over 360 days	103,705	5.7	117,673	7.1

	1,825,434	100.0	1,655,102	100.0

(c)        Provision for impairment of trade receivables

	June 30, 2011	December 31, 2010

Balance at the beginning of the year	98,321	80,409

Charge for the period	1,465	30,799
Amounts reversed	(93)	(12,887)

Balance at the end of the period / year	99,693	98,321

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated income statement.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

Based on the types of receivables and the related risk, management understands that there is only one class of receivables.

8.       Taxes recoverable

	June 30, 2011	December 31, 2010

ICMS	25,551	25,808
Taxes recoverable	20,498	16,729
PIS and COFINS (i)	183,876	5,561
IRPJ and CSLL	46.685
IRRF	4,463	21,658
Other	2,303	3,745

	283,376	73,501
Provision for impairment - ICMS	(15,944)	(15,944)

	267,432	55,557

(i)    During the quarter ended June 30, 2011 TLA recognized a change in estimated related to PIS and COFINS credits corresponding to credits over purchases measured considering the relationship between revenue subject to the cumulative and to the non-cumulative regime and to taxes paid in excess in prior periods. The amount of R$ 173 million which represents the minimum initial estimate and has been recorded as a reduction in Operating costs – Fuel (R$ 143 milion) and finance income (R$ 30 million).

9.       Related parties

(a)       Parent company

(i)                   Balances

	June 30, 2011	December 31, 2010
Current assets
Dividends receivable
Multiplus S.A.		896
TAM Linhas Aéreas	140,125	140,207

Related parties
Pantanal Linhas Aéreas S.A.	2,038
	142,163	141,103

Non current assets
Intercompany loans
Pantanal Linhas Aéreas S.A.	21,320	14,051
TAM Linhas Aéreas	77,734	2,453
	99,054	16,504
Non current liabilities
Related parties
TAM Linhas Aéreas	4,325
	4,325

(b)       Consolidated

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

As of June 30, 2011 there no outstanding balances with related parties and they were no transactions with related parties for the three months ended June 30, 2011.

(c)        Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

			Consolidated
	Quarter ended		Six months ended
	June 30, 2011	June 30,2010	June 30, 2011	June 30,2010

Salaries and profit sharing and bonus	16,182	1,668	21,075	3,589
Director’s fee	419	327	767	445
Share-based payment	4,811	2,976	8,880	11,173

	21,412	4,971	30,722	15,207

10.   Derivative financial instruments - consolidated

	June 30, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	24,387	10,620
Collar	10,896	5,843

	35,283	16,463

Foreign currency derivatives
Collar	5,541

	40,824

Current	(32,098)	(9,895)

Non-current	8,726	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	6,447	34,090
Collar	9,263	882
	15,710	34,972
Foreign currency derivatives
Swaps		888
Collar	5,382

	21,092	35,860

Current	(12,839)	(20,574)

Non-current	8,253	15,286

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The derivative financial instruments included above are described in Note 4.

11.   Financial assets – banks deposits

On June 30, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled R$ 155,587 (December 31, 2010 – R$ 50,280) and all are denominated in Reais.

12.   Investments

(a)        Balance breakdown – parent company

	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Balances at December 31, 2010	1,879,111	36,790	(743)	555,069	8,237	2,478,464

Equity share of results of investees	157.426	(2.071)	299	111.259	(52.329)	214.586
Reduction capital - Multiplus				(439,034)		(439,034)
Stock option plan	5,280			3,598		8,878
Exchange variation on foreign subsidiary		1,458				1,458
Dividends proposed				(47,667)		(47,667)
Dividends paid		(5,951)				(5,951)
Dividends proposed
Interest on capital payable				(12,392)		(12,392)

Balances at June 30, 2011	2,041,817	30,226	(444)	170,833	(44,092)	2,198,340

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Information on subsidiaries

	TLA		Mercosur		TP		Multiplus		Pantanal		Total
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Capital	897,123	752,727	46,183	48,280	30	30	92,370	669,063	22,649	22,649
Number of shares – total common	2,064,602	2,064,602	87,653	87,653	30,100	30,100	161,294,000	161,294,000	117,778,942	117,778,942
Held common	2,065,602	2,064,602	83,252	83,252	30,100	30,100	118,018,820	118,018,820	117,778,942	117,778,942

Ownership %
In total capital	100	100	94.98	94.98	100	100	73.17	73.17	100	100
In voting capital	100	100	94.98	94.98	100	100	73.17	73.17	100	100
Equity (shareholder’s deficit)	2,041,817	1,879,111	31,823	38,740	(444)	(743)	233,479	758,602	(44,089)	8,237
Equity share of results of investees	157,426	590,001	(2,071)	2.99	4,150	(773)	111,259	87,069	(52,329)	(4,653)	214,584	675,821
Carrying value adjustment	2,041,817	1,879,111	30,226	36,790	(444)	(743)	170,833	555,069	(44,092)	8,237	2,198,340	2,478,464

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The main captions of the consolidated financial statement of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

	TLA		Multiplus		Mercosur		Pantanal
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Asset	13,786,598	13,439,450	1,013,420	1,403,549	71,132	73,635	182,035	172,762

Liability	11,744,781	11,560,339	779,941	644,947	38,309	34,895	226,124	164,525

Equity	2,041,817	1,879,111	233,479	758,602	31,823	38,740	(44,089)	8,237

Revenue	5,899,713	11,266,455	527,043	469,843	90,871	163,586	128,018	99,936

Profit / (loss)for the period / year	157,426	590,001	111,259	87,069	(2,071)	4,150	(52,329)	(4,653)

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

13.   Property, plant and equipment - consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,972,152
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Rembursement of pre-delivery payments (iv)						(90,279)		(90,279)
Additions (v)	518,282	3,253	6,975	3,453	334	245,273	5,631	783,201
Transfers	41,280	1,258	4,046	341	11,786	(28,409)	(9,316)	20,986	(v)
Disposals/write-offs	(4,775)						(28)	(4,803)
Capitalized interest /other						5,389		5,389
Others		(50)	(45)	(27)			(42)	(164)
Depreciation	(292,203)	(3,006)	(8,527)	(5,766)			(9,094)	(318,596)

Net book amount June 30, 2011	8,063,032	211,126	34,180	64,257	28,241	608,488	98,260	9,107,584

Cost	11,277,056	259,033	163,641	139,640	28,241	608,488	210,383	12,686,482
Accumulated depreciation	(3,214,024)	(47,907)	(126,461)	(75,383)			(112,123)	(3,578,898)

Net book amount June 30, 2011	8,063,032	211,126	34,180	64,257	28,241	608,488	98,260	9,107,584

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)   Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with to CPC 6/ IAS 17. As of June 30, 2011 TAM has 82 aircraft under finance leases (12.31.2010 – 79 aircraft).

During the period ended June 30, 2011, the subisidiary TLA received three aircraft classified as finance lease.

(ii)    Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufactures of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(iii)    Basically furniture and vehicles.

(iv)     Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)    Transfers from items classified as intangible assets to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (12.31.2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated income statement within operating expenses as follows:

	Quarter ended		Six months ended
	June 30,2011	June 30, 2010	June 30,2011	June 30,2010

Cost of services rendered	141,035	136,650	266,617	283,244
Selling expenses	366	349	680	774
General and administrative expenses	26,058	17,939	51,299	38,449

	166,459	154,938	318,596	322,468

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

14.   Intangible assets - consolidated

	IT Projects (i)	Softwares (i)	Other intangibles	License – Slots	Trademarks and patents	Goodwill (ii)	Total

Cost	325,803	58,690	47,684	124,927	168,312		725,416
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount	257,087	6,014	47,684	124,927	168,312		604,024

As June 30, 2011
Additions	11,968	19,826	4,351			38,262	74,407
Transfer	(11,068)	11,143	(21,061)				(20,986)	(iii)
Amortization	(30,144)	(7,864)					(38,008)

Net book amount	227,843	29,119	30,974	124,927	168,312	38,262	619,437

At June 30, 2011
Cost	326,703	89,659	30,974	124,927	168,312	38,262	778,837
Accumulated amortization	(98,860)	(60,540)					(159,400)

Net book amount	227,843	29,119	30,974	124,927	168,312	38,262	619,437

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)                   IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)           When the acquisiton of Pantanal in March 2010, the management has identified as separable intangible, regarding  assets the airport operation rights. The fair value was estimated in R$ 124,927 and the asset considered indefinite useful. For details of the transition, see Note 1.2 of annual financial statements year ended December 31, 2010. The Company concluded in the first quarter ended March 31, 2011 the valuation the business combination from the acquisition of Pantanal, which began on March 15, 2010. The Company concluded during the first quarter of 2011 to evaluate the combination of business from the acquisition of Pantanal Linhas Aereas SA, which began on March 15, 2010. As a result of this valuation, it was recorded the value of R$ 38,262 in respect of income tax and social contribution liabilities originated from the difference between the value of intangible fiscal and fair value recorded for the business combination. The resulting deferred tax liability was recorded in contrast to the goodwill derived from the expected future profitability (goodwill).

(iii)         Transfers from items classified as intangible assets to property, plant and equipment.

The amortization expense is recorded in the consolidated income statement within operating expenses as follows:

	Quarter ended		Six months ended
	June 30,2011	June 30, 2010	June 30,2011	June 30,2010

Cost of services rendered	16,181	10,386	31,812	21,509
Selling expenses	42	27	81	58
General and administrative expenses	2,973	1,362	6,115	2,938

	19,196	11,775	38,008	24,505

15.   Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

				Parent company
		Fair value		Carrying value
	June 30, 2011	December 31,2010	June 30, 2011	December 31, 2010
Current
Debentures	188,202	342,977	182,296	347,800

Non-current
Debentures	157,799		166,614

	346,001	342,977	348,910	347,800

			Consolidated
		Fair value	Carrying value
	June 30,2011	December 31, 2010	June 30, 2011	December 31, 2010

Current
Finance lease obligations	582,995	567,419	582,995	567,419
Senior notes	27,621	25,477	26,703	24,350
Borrowings	547,678	581,323	629,439	600,382
Debentures	279,304	399,604	266,915	379,942

	1,437,598	1,573,823	1,506,052	1,572,093

Non-current
Finance lease obligations	3,939,509	4,190,504	3,939,509	4,190,504
Senior notes	1,753,546	1,030,287	1,695,287	984,707
Borrowings	22,492	14,191	25,851	14,658
Debentures	747,713	627,873	714,547	596,979

	6,463,260	5,862,855	6,375,194	5,786,848

15.1         Finance lease obligations

	Monthly payments expiring	June 30, 2011	December 31, 2010
Local currency
IT equipment	2012	33,378	21,261

Foreign currency – US$
Aircraft	2022	4,328,055	4,596,119
Engines	2017	157,023	136,601
Machinery and equipment	2012	4,048	3,942

		4,522,504	4,757,923

Current		(582,995)	(567,419)

Non-current		3,939,509	4,190,504

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	June 30, 2011	December 31, 2010

No later than one year	681,202	684,008
Later than one year and no later than five years	2,474,243	2,420,112
Later than five years	1,935,070	2,315,571
Effect of discounting	(568,011)	(661,768)

	4,522,504	4,757,923

At June 30, 2011, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 82 aircraft (12.31.2010 – 79 aircraft) under finance leases.

                15.2         Senior notes

	June 30, 2011	December 31, 2010

TAM Capital, Inc. (i)	468,408	499,380
TAM Capital 2, Inc. (ii)	478,045	509,677
TAM Capital 3, Inc. (iii)	775,537

	1,721,990	1,009,057

Current	(26,703)	(24,350)

Non-current	1,695,287	984,707

(i)            On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)           On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(iii)          On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the Exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.0 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM, the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered  and closely related to the Senior Notes.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

15.3.      Borrowings

(a)       Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment term and the year of last payment	June 30, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until November, 2011	6,226	13,704
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	1,043	2,026
Others			Monthly until 2013	2,371	3,640

Foreign currency				9,640	19,370
FINIMP (iii)	Promissory notes from a minimum of US$ 1,111 thousand to a maximum at US$ 18,707 thousand	6 and 12 months LIBOR +1% p.a. to 1.85% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until June, 2011	546,299	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	4,603	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	8,089	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p,a and 2.6% p.a)	Second semester 2011	83,575	68,649
Other (vii)				3,084	3,915
				645,650	595,670

				655,290	615,040

			Current	(629,439)	(600,382)

			Non-current	25,851	14.658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	June 30,2011	December 31, 011

2012	17,258	6,027
2013	1,195	1,068
2014	652	696
2015	692	739
After 2015	6,054	6,128

	25,851	14,658

(b)         Description of the loans and financings:

(i)                   Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)                 TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A.

(iii)                TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Santander, Itaú and Bradesco have maturities through December 2011.

(iv)                On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)                 Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)                On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)             Contract for acquisition of IT equipment software and related services.

15.4        Debentures

		Parent company		Consolidated
	June 30, 2011	December 31,2010	June 30, 2011	December 31, 2010

TAM S.A. (i)	348,910	347,800	348,910	347,800
TAM Linhas Aéreas S.A. (ii)			632,552	629,121

	348,910	347,800	981,462	976,921

Current	(182,296)	(347,800)	(266,915)	(379,942)

Non-current	166,614		714,547	596,979

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	June 30, 2011	December 31, 2010

2012	215,660	98,092
2013	98,887	98,887
2014	100,000	100,000
2015	100,000	100,000
After 2015	200,000	200,000

	714,547	596,979

(i)          TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At June 30, 2011 the effective interest rate was 11.93% 12.31.2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that at December 31, 2010 this ratio has exceeded the limit agreed. As a result the debentures were subject to be declared matured early although this was not automatic and it required to be approved at a General Meeting of debenture holders.

At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely as of the measurement date of December 31, 2010. In connection with this waiver, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date, which was paid on March 1, 2011. As a result at December 31, 2010 the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there are no other balances that should be reclassified to current liabilities. At June 30, 2011, the Company is not in breach of any covenant with respect to the debentures and the installment due on August 1, 2012 is classified under non current liabilities. The next measurement date of the financial indices will be at December 31, 2011.

(ii)           TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.16% p.a at June 30, 2011 (12.31.2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

16.   Deferred income - consolidated

	June 30, 2011	December 31, 2010

Advance ticket sales	802,817	942,167
TAM loyalty program	787,797	825,265
Sale and leaseback – deferred gains (i)	86,222	100,169

	1,676,836	1,867,601

Current	(1,623,666)	(1,801,181)

Non-current	53,170	66,420

(i)            The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and will be amortized on a straight-line basis through to 2015.

17.   Refinanced taxes payable under Fiscal Reovery Program(REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.  The general conditions of the effects to applying to REFIS are summarized below:

•         Payment will be made in 180 monthly installments depending on the nature of the debt;

•         Reduction of penalties and interest;

•         Obligation to make the monthly payments and not become overdue more than three months; and

•         Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If thouse commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

During the six months ended June 30, 2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt  under REFIS consists of the following:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

					June 30, 2011	December 31, 2010
	Original amount	Penalties	Interest	Fees	Total	Total

Cofins (i)	193,771	7,345	133,900		335,016	308,823
Pis (i)	37,301	2,724	40,561		80,586	89,861
Refinanced taxes payable under Fiscal Reovery Program from Pantanal(ii)	20,215	1,911	24,880	3,096	50,102
Other	15,475	799	6,112		22,386	41,143

	266,762	12,779	205,453	3,096	488,090	439,827

(-) Payments made					(4,276)

					483,814	439,827

Current (*)					(49,424)	(23,152)

Non-current					434,390	416,675

(*) The amount is recorded under “Taxes, charges and contributuion” in current liabilities.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(i) Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98.  In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(ii) Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006

The total consolidated debt under REFIS classified as non-current has the following maturities:

Ano	R$ mil

2012	23,729
2013	34,743
2014	34,744
2015	34,743
2016	34,744
2017	34,743
2018	34,744
2019	34,744
2020	34,744
2021	34,744
2022	34,744
2023	34,744
2024	28,480

Total	434,390

18.   Other liabilities - consolidated

	June 30, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	4,738	13,860
Maintenance provision – “Power by the hour”	369,549	252,534
Other liabilities	89,194	106,736

	463,481	373,130

Current	(144,676)	(135,658)

Non-current	318,805	237,472

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

19.   Provisions - consolidated

(a)      Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at March 31, 2011 the value of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	June 30, 2011

Airline staff fund (i)	174,226	17,339		7,369	198,934
Labor contingencies	20,930	2,901	(230)		23,601
Civil litigation	86,271	8,123			94,394
Other tax contingencies	48,131	12,161	(16)	652	60,928
Total	329,558	40,524	(246)	8,021	377,857

(-)Judicial deposits	(125,287)	(21,570)	23		(146,834)

Total	204,271	18,954	(223)	8,021	231,023

(i)                   Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(b)     Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	June 30, 2011	December 31,2010
Tax contingencies
ICMS (State Value Added Tax)	402,815	383,374
IRPJ and CSLL (Income taxes)	151,702	136,216
Special customs regime for temporary	102,644	102,594
Others (i)	936,794	134,026
	1,593,955	756,210
Civil litigation	45,659	30,911
Labor contingencies	357,143	316,485

	1,996,757	1,103,606

(i)   The increase relates to the following tax assessments:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)     Administrative process (n. 10314.720023/2011-15) resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produtos Industrializados (IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

(b)       Administrative processes (AI 10314.720018/2011-75)  resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produtos Industrializados (IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repais, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

Those assesments amounted to R$ 819,270 of which R$ 770,652 corresponds to IPI on aircrafts. TAM has presented defense to the processes and tax advisors estimate that the probability of sucess is possible in both cases.

20.   Deferred income tax and social contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended June 30, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Parent company
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011	Charged/(credited) to the income statement	June 30, 2011

Income tax loss carry forwards	8,812	5,056	13,868	5,118	18,986
Social contribution carry forwards	4,401	1,820	6,221	1,842	8,063

Temporary differences:
Provision for contingencies	1,642	33	1,675	45	1,720
Others	676	(419)	257	245	502

Total deferred income tax and social contribution asset	15,531	6,490	22,021	7,250	29,271

	December 31, 2010	June 30, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	13,213	2,787
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	2,318	26,484

	15,531	29,271

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Consolidated
Deferred income tax and social contribution asset	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011	Charged/(credited) to the income statement	June 30, 2011

Income tax loss carry forwards	62,288	4,766	67,054	5,773	72,827
Social contribution carry forwards	22,548	2,576	25,124	3,470	28,594
Temporary differences:
Provision for derivatives loss / gains	6,096	(20,080)	(13,984)	7,275	(6,709)
Provision for contingencies	94,008	8,512	102,520	8,323	110,843
Allowance for losses on inventories and receivables accounts	39,165	(1,444)	37,721	1,144	38,865
Deferred income from sale leaseback transaction	28,312	(1,084)	27,228	(2,810)	24,418
TAM loyalty program	66,008	(27,749)	38,259	(22,370)	15,889
Finance leases	(432,885)	(5,399)	(438,284)	(54,979)	(493,263)
Other	48,796	(24,158)	24,638	2,968	27,606

Sub-total	(65,664)	(64,060)	(129,724)	(51,206)	(180,930)

Property, plant and equipment	(45,514)	74	(45,440)	382	(45,058)

Sub-total	(111,178)	(63,986)	(175,164)	(50,824)	(225,988)
Deferred income tax and social contribution liability – intangible assets on acquisition of Pantanal		(38,262)	(38,262)		(38,262)

Total deferred income tax and social contribution	(111,178)	(102,248)	(213,426)	(50,824)	(264,250)

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010	June 30, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	(65,714)	(57,948)
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	(45,464)	(206,302)

	(111,178)	(264,250)

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards in Brazil do not expire.

At June 30, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 100,029 (12.31.2010 – 66,183).

(a)     Income tax and social contribution expense

			Parent company
	Quarter ended		Six months ended
	June 30,2011	June 30, 2010	June 30,2011	June 30,2010

Current tax
Deferred tax	7,250	2,418	13,739	12,084

	7,250	2,418	13,739	12,084

			Consolidated
		Quarter ended		Six months ended
	June 30,2011	June 30, 2010	June 30,2011	June 30, 2010
		(Adjusted (*))		(Adjusted (*))

Current tax	(42,834)	(12,745)	(81,186)	(13,700)
Deferred tax	(50,824)	53,923	(114,810)	82,318

	(93,658)	41,178	(195,996)	68,618

The tax on TAM's profit before taxes differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its brazilian subsidiaries as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

			Parent company
	June 30, 2011	June 30,2010	June 30,2011	June 30, 2010

Profit / (loss) before income tax and social contribution	53,017	(177,181)	175,432	(257,783)
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(18,026)	60,242	(59,647)	87,646

Tax effects of permanent (additions) deductions:
Equity in the results of investees	25,305	(58,452)	72,959	(85,252)
Non deductible expenses		(69)		(37)
Tax credit on interest paid on own capital		2		8,501
Other	(29)	695	428	1,226

Income tax and social contribution tax charge (credit)	7,250	2,418	13,740	12,084

Effective rate %	13.7	1.36	7.83	4.69

			Consolidated
	June 30, 2011	June 30,2010	June 30, 2011	June 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) before income tax and social contribution	175,350	(209,816)	425,855	(306,406)
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(59,619)	71,337	(144,791)	104,178

Tax effects of permanent (additions) deductions:
Equity in the results of investees
Non deductible expenses	(8,188)	(9,163)	(15,307)	(15,289)
Tax credit on interest paid on own capital				8,499
Unrecognized deferred tax assets on tax losses	(8,335)	(1,252)	(17,791)	(1,483)
Unrecognized tax deferred tax assets on profits earned abroad	(6,746)	(11,737)	(9,524)	(20,281)
Share-based compensation	(2,084)	(2,415)	(3,468)	(3,799)
Other	(8,686)	(5,592)	(5,115)	(3,207)

Income tax and social contribution tax charge (credit)	(93,658)	41,178	(195,996)	68,618

Effective rate %	53.4	19.6	46.0	22.4

The years from 2005 to 2010 are open to review by Brazilian tax authorities.

(a)                       Transitional Tax Regime - RTT

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

21.   Share Capital

(a)     Authorized capital

At June 30, 2011 the authorized capital was R$ 1,200,000 (12.31.2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)     Subscribed share capital

At June 30, 2011 the subscribed share capital is comprised of 156,206,781 shares (12.31.2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (12.31.2010 – 55,816,683) are common shares and 100,390,098 (12.31.2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2009	150,585,147	50,195,049	100,390,098	675,497

At June 30, 2010	150,585,147	50,195,049	100,390,098	675,497

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At June 30, 2011	156,206,781	55,816,683	100,390,098	819,892

(c)      Treasury shares

The movement of treasury shares during the quarter ended June 30, 2011 is presented below.

	Quantity of shares	Thousand of R$	Average price per share - Reais

At December 31, 2010	212,580	(6,008)	28.26

Resale of treasury shares	156,901	4,434	28.26

At June 30, 2011	55,679	(1,574)	28.26

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

During the quarter ended March 31, 2011, 156,901 shares held in treasury were sold to be issued to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange at June 30, 2011, is R$ 33.50  (12.31.2010 – R$ 39.14). The book value of each share is R$ 16.97 (31.12.2010 – R$ 16.82).

(d)     Reduction of capital of Multiplus

On March 18, 2011, Multiplus approved a capital reduction from R$ 692,385 to R$ 92,371, resulting in a reduction of R$ 600,014, equivalent to R$ 3.72 per share without the cancellation of any shares and without any change in the  percentage of interest held by the shareholders of Multipls. The distribution  process to was finalized on June 22, 2011 when cash was distributed to shareholder. Out of the total cash distribution TAM received R$ 439,030 and the non-controlling shareholder received  R$ 160,984.

(e)     Payment of dividends

On April 2011, the Company paid dividends corresponding to the balance of retained earnings at the end of 2010 totalling the amount of R$ 181,460.

22.   Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)                    By type of service rendered

	June 30, 2011%		June 30, 2010%		Quarter ended Period – Variation (%)	June 30, 2011%		June 30, 2010%		Six months ended Period – Variation (%)

Domestic
Passenger	1,472,007	46.4	1,427,874	52.4	3.1	2,983,206	47.0	2,824,643	52.0	5.7
Cargo	140,253	4.4	127,137	4.7	10.3	257,998	4.1	242,681	4.5	6.3

	1,612,260	50.8	1,555,011	57.0	3.7	3,241,204	51.1	3,067,324	56.4	5.7

International
Passenger	865,417	27.3	732,170	26.9	18.2	1,727,035	27.2	1,547,927	28.5	11.5
Cargo	156,597	4.9	157,614	5.8	(0.7)	293,997	4.6	298,029	5.5	(1.4)

	1,022,014	32.2	889,784	32.6	14.9	2,021,032	31.8	1,845,956	34.0	9.4

Other
Loyalty Program (TAM)	77,017	2.4	108,092	4.0	(28.8)	180,317	2.8	242,752	4.5	(25.7)
Loyalty Program (Multiplus)	265,908	8.4	69,073	2.5	285.0	492,919	7.8	69,214	1.3	612.2
Travel and tourism agencies	21,230	0.7	14,509	0.5	46.3	35,544	0.6	27,409	0.5	29.7
Others (includes expired tickets)	176,714	5.6	89,512	3.3	97.4	374,926	5.9	181,935	3.3	106.1

	540,869	17.0	281,186	10.3	92.4	1,083,706	17.1	521,310	9.6	107.9

Total gross	3,175,143	100.0	2,725,981	100.0	16.5	6,345,942	100.0	5,434,590	100.0	16.8

Sales taxes and other deductions	(121,932)		(114,533)			(250,202)		(219,298)

Revenue	3,053,211			2,611,48		6,095,740		5,215,292

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)                By geographic location of the Company’s destinations

	Quarter ended					Six months ended
	June 30, 2011%		June 30, 2010%			June 30, 2011%		June 30, 2010%

Brasil	2,153,129	67.8	2,336,375	85.7	(7.8)	4,324,910	68.2	4,657,652	85.7	(7.1)
Europe	508,038	16.0	185,267	6.8	174.2	957,011	15.1	369,453	6.8	159.0
North America	331,032	10.4	144,400	5.3	129.3	680,988	10.7	287,956	5.3	136.5
South America (excluding Brazil)	182,944	5.8	59,939	2.2	205.2	383,033	6.0	119,529	2.2	220.5

Total gross	3,175,143	100.0	2,725,981	100.0	16.5	6,345,942	100.0	5,434,590	100.0	16.7

Sales taxes and other deductions	(121,932)		(114,533)			(250,202)		(219,298)

Revenue	3,053,211		2,611,448			6,095,740		5,215,292

TAM S.A.

Notes of the ínterim financial statements
(In thousands of Reais, unless otherwise indicated)

           Seasonality

The following table presents our revenue in the first and second quarter of 2011 and 2010 as a percentage of annual revenue for the year ended December 31, 2010.

	% of 2010 net revenue
	2011	2010

First quarter	26.7	22.9
Second quarter	26.8	23.0

23.   Costs and operating expenses by nature - consolidated

(a)     Quarter ended June 30:

			2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	551,005	57,983	59,218	668,206	22.1
Director’s fees			419	419	0,0
Fuel	1,085,392			1,085,392	35.8
Depreciation and amortization	157,217	408	29,030	186,655	6
Maintenance and repairs (excluding personnel)	124,541			124,541	4.1
Aircraft insurance	12,673			12,673	0.4
Take-off, landing and navigation aid charges	155,267			155,267	5.1
Leasing of aircraft, engines and equipment under operating leases	100,924	2,961	6,619	110,504	3.6
Third party services	52,160	84,079	88,764	225,003	7.4
Marketing and related expenses		239,777		239,777	7.9
Other	117,873	43,513	67,772	229,158	7.5

	2,357,052	428,721	251,822	3,037,595	100.0

			2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	438,650	48,085	45,836	532,571	20.4
Director’s fees	393		1,687	2,080	0.1
Fuel	847,000			847,000	32.5
Depreciation and amortization	147,036	376	19,301	166,713	6.4
Maintenance and repairs (excluding personnel)	172,164			172,164	6.6
Aircraft insurance	13,193			13,193	0.5
Take-off, landing and navigation aid charges	140,188			140,188	5.4
Leasing of aircraft, engines and equipment under operating leases	114,854	2,393	3,808	121,055	4.6
Third party services	38,294	64,385	90,300	192,979	7.4
Marketing and related expenses		225,608		225,608	8.6
Other	63,683	73,539	59,273	196,495	7.5

	1,975,455	414,386	220,205	2,610,046	100.0

TAM S.A.

Notes of the ínterim financial statements
(In thousands of Reais, unless otherwise indicated)

(b)     Six months ended June 30:

			2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,101,339	120,995	121,433	1,343,767	22.5
Director’s fees			767	767	0.0
Fuel	2,142,644			2,142,644	35.9
Depreciation and amortization	298,429	761	57,414	356,604	6.0
Maintenance and repairs (excluding personnel)	314,754			314,754	5.23
Aircraft insurance	24,603			24,603	0.4
Take-off, landing and navigation aid charges	319,277			319,277	5.3
Leasing of aircraft, engines and equipment under operating leases	195,213	4,752	10,867	210,832	3.5
Third party services	99,492	154,161	158,022	411,675	6.9
Marketing and related expenses		477,376		477,376	8.0
Other	213,552	72,630	81,464	367,646	6.2

	4,709,303	830,675	429,967	5,969,945	100.0

			2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	880,588	97,586	90,578	1,068,752	20.8
Director’s fees	1,268		2,936	4,204	0.1
Fuel	1,641,812			1,641,812	32.0
Depreciation and amortization	304,753	832	41,357	346,942	6.8
Maintenance and repairs (excluding personnel)	326,268			326,268	6.4
Aircraft insurance	26,320			26,320	0.5
Take-off, landing and navigation aid charges	286,514			286,514	5.6
Leasing of aircraft, engines and equipment under operating leases	228,987	4,505	7,169	240,661	4.7
Third party services	75,547	128,400	184,464	388,411	7.6
Marketing and related expenses		437,952		437,952	8.5
Other	155,027	100,812	113,404	369,243	7.2

	3,927,084	770,087	439,908	5,137,079	100.0

24.   Employee benefits - consolidated

TAM S.A.
Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

Personnel costs (presented under Personnel and Director fees in Note 23) are composed of the following amounts:

	Quarter ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Salaries and bonuses	558,287	447,193	1,125,549	896,855
Defined contribution pension plan	8,222	6,490	16,439	12,853
Share based payment	6,130	2,976	10,199	11,176
Taxes and social contributions	95,986	77,992	192,347	152,072

	668,625	534,651	1,344,534	1,072,956

24.1.         Share-based payment

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At January 1, 2010	1,667,440	36.55

Granted	821,465	23.49
Exercised	(161,087)	17.52
Forfeited	(15,758)	44.00

At June 30, 2010	2,312,060	33.18

At January 1, 2011	2,209,115	37.11

Exercised	(156,901)	19.97
Forfeited	(10,245)	53.45

At June 30, 2011	2,041,969	37.86

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted :

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special grant	3rd special grant	4th special grant	Total or weigthed average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,463	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	311	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	109,818	150,672	488,417	591,467	230,000	11,595	230,000	230,000	2,041,969
Number of options exercisable (i)	109,818	70,755	51,543		230,000	3,865			465,981
Exercise price (adjusted by IGP-M) (i)	19.70	58.68	50.03	27.48	19.85	53.30	21.59	22.49
Remaining average term (i)	0.03	0.85	1.95	4.88		1.12	3.24	3.98	1.94

(i) At June 30, 2011.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.
Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Forfeited	(6,196)	29.80

At June 30, 2011	1,654,563	14.87

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by the Company at that time. The contractual life of the options is seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

During the three months ended June 30, 2011, the Company fixed the exercise price of R$ 20.00 (twenty reais) per share, for the extraordinary grant related to the hiring of the current  Chief Executive Officer of Multiplus and the reduction in the exercise price by R$ 3.72 (three reais and seventy-two centavosper share, due to the reduction of the Company’s capital. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation will be recognized prospectively through the vestion period of the options.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date:

(b.1)       Assumptions Assumptions used to estimate the fair value of the options at the original grant date:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

TAM S.A.
Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b.2)       Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at grant date	23.61	27.83	12.28	20.00
Risk free interest rate - %	15.12	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield - %	2.60	2.60	2.60	2.60
Share price volatility - %	33.79	33.79	33.79	33.79
Market share price - R$	27.20	27.20	27.20	27.20
Fair value immediately before modification– R$	10.84	9.55	15.56	9.46
Fair value immediately after modification– R$	12.17	10.71	17.35	12.66
Incremental fair value	1.33	1.16	1.79	3.20

(b.3)       Other information at June 30, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average
	06/30/2011	06/30/2011	06/30/2011	06/30/2011

Number of options outstanding (i)	92,195	36,799	1,370,999	154,570	1,654,563
Number of options exercisable (i)	25.13	29.32	13.07	21.28
Remaining average term (i)	4.63	4.67	4.88	3.50

(i) At June 30, 2011.

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

25.   Net finance result

			Parent company
	June 30,2011	June 30,2010	June 30,2011	June 30, 2010
Finance income
Interest income from financial investments	1,811	8,605	7,244	16,608
Exchange gains	41	399	640	1,066
Other	1,145	1	1,615	818

	2,997	9,005	9,499	18,492
Financial expenses
Interest expense (i)	(10,221)	(12,209)	(25,468)	(22,674)
Other	(2,229)	(154)	(2,677)	(256)

	(12,450)	(12,363)	(28,145)	(22,930)

Finance result, net	(9,453)	(3,358)	(18,646)	(4,438)

TAM S.A.

Notes of the ínterim financial statements
(In thousands of Reais, unless otherwise indicated)

			Consolidated
	June 30, 2011	June 30, 2010	June 30, 2010	June 30, 2010
Finance income
Interest income from financial investments	40,563	32,081	78,576	62,110
Exchange gains	721,262	317,643	930,497	797,849
Other	38,944	3,372	44,114	9,425

	800,769	353,096	1,053,187	869,384
Financial expenses
Exchange losses	(484,617)	(392,060)	(542,406)	(977,467)
Interest expense (i)	(132,584)	(103,054)	(230,512)	(207,139)
Other	(10,978)	(12,004)	(23,125)	(22,810)

	(628,179)	(507,118)	(796,043) 652	(1,207,416)

Finance result, net	172,590	(154,022)	257,144	(338,032)

(i) The average monthly rate for capitalized interest at June 30, 2011 was 0.04% (06.30.2010 – 0.08%).

The Exchange gain recognized at June 30, 2011 with respect to finance lease liabilities amounted R$ 304,285 (30.06.2010 – net expense R$ 144.994), while interest expense on those finance lease liabilities amounted to R$ R$ 47,902 (30.06.2010 –R$ 56.005).

26.   Earnings per share - consolidated

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Quarter ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	60,267	(174,763)	189,172	(245,699)

Weighted average number of shares issued (in thousands)	156,207	150,585	156,207	150,585
Weighted average Treasury shares (in thousands)		(263)	(113)	(263)

Weighted average number of shares outstanding (in thousands)	156,207	150,322	156,094	150,322

Basic earnings / (loss) per share (Reais per share)	0.39	(1.16)	1.21	(1.63)

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	Quarter ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	60,267	(174,763)	189,172	(245,699)

Weighted average number of shares outstanding (in thousands)	156,207	150,322	156,094	150,322
Adjustments for share options (in thousands)			282

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,207	150,322	156,376	150,322

Diluted earnings / (loss) per share (Reais per share)	0.39	(1.16)	1.21	(1.63)

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

27.   Cash generated from operations

	Parent company
	Six months ended
	June 30, 2011	June 30, 2010

Profit / (loss) for the year	189,172	(245,699)
Adjustments for
Deferred income tax and social contribution (Note 20(a))	(13,740)	(12,084)
Depreciation and amortization (Note 23)
(Profit)/loss on disposal of property, plant and equipment (see below)
Foreign exchange losses/(gains) and interest expense	19,078	21,482
Equity share of the results of investees	(214,585)	250,741
Other provisions
Provision for contingencies	50
Stock options plan

Changes in working capital
Financial assets measurement at fair value through profit and loss	(266,437)	(13,724)
Inventories
Accounts receivable
Taxes recoverable	(836)	(3,328)
Prepaid expenses
Judicial deposits	(264)	392
Prepaid expenses		(465)
Related parties	(77,957)	10,779
Other accounting receivables
Other receivables	(171)
Accounts payable	(22)
Salaries and social charges	(373)	241
Taxes, charges and contributions	376	(2,873)
Other current liabilities	642

Cash generated from (used in) operations	(365,067)	5,462

TAM S.A.
Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Six months ended
	June 30,2011	June 30,2010
		(Adjusted(*))

Profit / (loss) for the year	229,859	(237,788)
Adjustments for
Deferred income tax and social contribution (Note 20 (a))	114,810	(82,318)
Depreciation and amortization (Note 23)	356,604	346,942
Loss on disposal of property, plant and equipment (see below)	3,189	11,617
Foreign exchange losses/(gains) and interest expense	(197,978)	401,495
Other provisions	74,578	113,599
Provision for contingencies	16,523	50,733
Stock options plan	10,199	11,176

Changes in working capital
Financial assets measurement at fair value through profit and loss	51,984	(299,656)
Inventories	(10,138)	33,380
Accounts receivable	(170,332)	(349,944)
Taxes recoverable	(211,603)	(24,925)
Prepaid expenses	25,969	4,259
Prepaid aircraft maintenance	(17,562)	(21,099)
Other accounting receivables		36,947
Other receivables	29,008
Accounts payable	28,138	(90,309)
Salaries and social charges	(8,287)	46,820
Taxes, charges and contributions	116,244	67,850
Deferred income	(190,765)	66,603
Other current liabilities	81,334	102,578
Derivative financial instruments	(39,129)	(64,905)
Payment – REFIS	(4,276)

Cash generated from (used in) operations	288,369	123,055

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	Six months ended
	June 30,2011	June 30,2010

Net book amount – property, plant and equipment	4,803	30,439
Loss on disposal of property, plant and equipment	(3,189)	(11,617)

Proceeds from disposal of property, plant and equipment	1,614	18,822

28.   Commitments and contingencies

(a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 70 aircraft under operating leases (12.31.2010 – 69 aircraft). These agreements have an average term of 97 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", for period ended June 30, 2011 was R$ 195,213 (June 30, 2010 – R$ 228,987), equivalent to approximately US$ 125,048 thousand (June 30, 2010 –US$ 127,109 thousand),_respectively.

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 7,542 at June 30, 2011 (12.31.2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	June 30, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2017	1,009,192	1,093,507
Engines	2014	20,953	27,190

Total		1,030,145	1,120,697

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	June 30, 2011	December 31,2010

No later than one year	326,630	348,454
Later than one year and no later than five years	588,212	702,206
Later than five years	115,303	70,037

	1,030,145	1,120,697

(b)           Commitments for future aircraft leases

(i)            Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, two delivered in the first half in 2010, and the other two to be delivered in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)           Boeing

TAM S.A.
Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(iii)          Fleet renewal and expansion

         On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2011, 193 (12.31.2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 19.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At June 30, 2011, the provision maintained by the Company totaled R$ 3,273 (12.31.2010 – R$ 4,355), recorded in “Taxes, charges and contributions”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)           Indemnification for losses on regulated fares

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)          Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount.

29.              Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	June 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total assets	18,155,339	1,013,420	19,168,759	(4,146,217)	15,022,542

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total do ativo	17,821,680	1,437,896	19,259,576	(4,824,972)	14,459,063

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)     Quarter ended at June 30, 2011 and 2010

	June 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue	3,090,417	285,063	3,375,480	(322,269)	3,053,211
Cost and operating expenses	(3,090,793)	(194,730)	(3,285,523)	247,928	(3,037,595)

Operating profit / (loss) before movements in fair value of fuel derivatives	(376)	90,333	89,957	(74,341)	15,616

Movements in fair value of fuel derivatives	(12,856)		(12,856)		(12,856)

Operating profit / (loss)	(13,232)	90,333	77,101	(74,341)	2,760

Finance income	766,795	33,974	800,769		800,769
Finance expense	(628,030)	(149)	(628,179)		(628,179)

Profit / (loss) before income tax and social contribution	125,533	124,158	249,691	(74,341)	175,350

Income tax and social contribution	(50,668)	(42,990)	(93,658)		(93,658)

Profit / (loss) for the period	74,865	81,168	156,033	(74,341)	81,692

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	June 30, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue	2,644,339	93,508	2,737,847	(126,399)	2,611,448
Cost and operating expenses	(2,846,690)	(62,335)	(2,909,025)	298,979	(2,610,046)

Operating profit / (loss) before movements in fair value of fuel derivatives	(202,351)	31,173	(171,178)	172,580	1,402

Movements in fair value of fuel derivatives	(57,196)		(57,196)		(57,196)

Operating profit / (loss)	(259,547)	31,173	(228,374)	172,580	(55,794)

Finance income	349,219	3,877	353,096		353,096
Finance expense	(507,094)	(24)	(507,118)		(507,118)

Profit / (loss) before income tax and social contribution	(417,422)	35,026	(382,396)	172,580	(209,816)

Income tax and social contribution	53,075	(11,897)	41,178		41,178

Profit / (loss) for the period	(364,347)	23,129	(341,218)	172,580	(168,638)

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)     Six months ended June 30, 2011 and 2010

	June 30, 2011
	Aviation	Loyalty Program 0 (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue	6,154,057	527,043	6,681,100	(585,360)	6,095,740
Cost and operating expenses	(5,987,572)	(353,150)	(6,340,722)	375,776	(5,969,945)

Operating profit / (loss) before movements in fair value of fuel derivatives	166,485	173,893	340,378	(214,584)	125,794

Movements in fair value of fuel derivatives	42,916		42,916		42,916

Operating profit / (loss)	209,401	173,893	383,294	(214,584)	168,710

Finance income	993,434	59,753	1,053,187		1,053,187
Finance expense	(795,298)	(744)	(796,042)		(796,042)

Profit / (loss) before income tax and social contribution	407,537	232,902	640,439	(214,584)	425,855

Income tax and social contribution	(115,150)	(80,846)	(195,996)		(195,996)

Profit / (loss) for the period	292,387	152,056	444,443	(214,584)	229,859

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	June 30 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
					(Adjusted (*))
Revenue	5,292,031	134,296	5,426,327	(211,035)	5,215,292
Cost and operating expenses	(5,255,528)	(92,180)	(5,599,708)	462,629	(5,137,079)

Operating profit / (loss) before movements in fair value of fuel derivatives	215,497	42,116	(173,381)	251,594	78,213

Movements in fair value of fuel derivatives	(46,587)		(46,587)		(46,587)

Operating profit / (loss)	(262,084)	42,116	(219,968)		31,626

Finance income	865,149	4,235	869,384		869,384
Finance expense	(1,207,360)	(56)	(1,207,416)		(1,207,416)

Profit / (loss) before income tax and social contribution	(604,295)	46,295	(558,000)	251,594	(306,406)

Income tax and social contribution	84,303	(15,685)	68,618		68,618

Profit / (loss) for the period	(519,992)	30,609	(489,383)	251,594	(237,788)

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements
(In thousands of Reais, unless otherwise indicated)

30.   Events occurring after the reporting period

TRIP Linhas Aéreas

On March 29th, 2011 together with TRIP Linhas Aéreas we signed a Term Sheet, with no binding effect, in order to acquire the a minority stake in TRIP representing 31% of its total capital stock and 25% of its voting capital stock  and the remaining in preferred shares.

TRIP concluded last week, the implementation of a new technology platform for reservations, sales and check-in. This platform will allow the expansion and consolidation of the codeshare agreement between the companies.

We inform that the due diligence process was complete and satisfactory. We will keep our shareholders and the market informed about the possible conclusion of the negotiations.

Advance for the purchase of air tickets

On August 8, 2011, the Company and Multiplus (subsidiary) have agreed to make an advance for the purchase of air tickets for future delivery,  totaling R$ 400 millio, with a discount on the price established in the agreement based on market conditions.

TAM S.A.

Comments on performance

(In thousands of Reais, unless otherwise indicated)

Management Report

Gross Revenue

Increase of 16.5% in 2Q11 compared to 2Q10, reaching R$ 3,175.1 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 3.1% to R$1,472.0 million in the second quarter 2011. This was due to a 30.5% increase in RPKs, combined with a 21% decrease in yield. Our supply in ASKs rose 15.4%, increasing the load factor by 8.0 p.p., to 69.2%. The combination of these factors led our RASK to decrease 9.9% to R$11.7 in the second quarter 2011. The creation of Multiplus encourage the use of award tickets and this revenue is eliminated in the consolidation of companies, but the ASK and RPK are registered, as a result we see a dilution in both yield and RASK.

International Revenue

Revenues from our international passenger increased by 18.2% to R$865.4 million in the second quarter 2011. This was a result from a 21.1% growth in demand measured in RPKs, combined with an increase in our international yield in dollar of 9.6%. Expressed in Reais, our scheduled international yield decreased by 2.4%. The increase in supply was 13.6%, which raised our load factor by 5.1 percentage points to 81.4% in the quarter. As a result our RASK in dollars raised 16.9%, while in reais the increase was of 4.1%.

Cargo Revenue

Revenues from our cargo business increased by 4.2% to R$296.9 million in the second quarter of 2011, as a result of a 10.3% increase in our domestic cargo business and a 0.6% decrease in our international cargo business, due to the appreciation of the real by 11% when comparing the average value of the real in the second quarter of, 2011 and 2010.

Other Revenues

Revenues from our other businesses increased by 92.4% to R$540.9 million in the second quarter 2011, primarily due to the creation of our subsidiary Multiplus S.A. in February 2010, which generated a revenue of R$265.9 million, an increase of 285% comparing with the second quarter of 2010.

Operational expenses

Our operating expenses increased by 16.4% to R$3,037.6 million in the second quarter of 2011, due to the increase in fuel expenses, personnel expenses, outsourced services and others expenses. Our operating expenses per ASK, or CASK, increased 1.5% to R$15.6, and CASK excluding fuel expenses decreased 3.5% to R$10.0 cents.

Fuel

Fuel expenses increased by 28.1% to R$1,085.4 million in the second quarter, 2011, primarily due to a 9.8% increase in the average fuel price per liter, related to an increase of 31.1% in the average price per barrel of WTI oil. Also, we had an increase of 16.8% in liters consumed, due to the 9.1% increase in flown hours and 6.8p.p. increase in the load factor. These factors were partially offset by an increase of 0.9% in the stage length (which is the average distance flown, per flight), and an 11% appreciation of the real against the U.S. dollar, besides the impact of the PIS and COFINS credit of R$143 million, according to note 8 to our financial statements.  Fuel expenses per ASK increased by 11.7%.

Sales and marketing

Sales and marketing expenses increased by 6.3% to R$239.8 million, representing 7.6% of our gross revenue in the second quarter of 2011, compared to 8.3% in the second quarter of 2010, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. Sales and marketing expenses per ASK decreased by 7.3%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 8.7% to R$110.5 million in the second quarter 2011, mainly due to the appreciation of the real by 11%.  This decrease was partially offset by three additional aircraft (excluding ATRs) classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 20.4%.

Personnel

Personnel expenses increased by 25.1% to R$668.6 million in the second quarter 2011, principally due to an 11.6% increase in the number of employees and an 8.75% increase in wages negotiated in the end of 2010.  Personnel expenses per ASK increased by 9.0%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) decreased by 27.7% to R$124.5 million in the second quarter 2011, principally due to the 11% appreciation of the real against the U.S. dollar and a 0.9% growth in stage length during the second quarter 2011, besides the impact of relocation of 34 engines from the contract mode “Time Material” to “Power by the Hour”. This decrease was partially offset by 13 aircraft increase in our fleet, and a 9.1% increase in total flown hours.  Maintenance and repair expenses (excluding personnel expenses) per ASK decreased by 36.9%.

Third party services

Third-party services expenses increased by 16.6% to R$225.0 million in the second quarter 2011, mainly due to: i) an increase in GDS costs due to the increase of 24.7% in the volume of passengers transported and ii) increase in handling costs related to the increase of our operation, mainly in the international market. Third-party services expenses per ASK increased by 1.6%.

Landing, take-off and navigation charges

Take-off, landing and navigation charges increased by 10.8% to R$155.3 million in the second quarter 2011, due to a 13% increase the number of take-offs and a 9.1% increase in flown hours, along with our expansion in the international market, where fees are higher. This increase was partially offset by 11% appreciation of the real against the U.S. dollar during the second quarter of 2011, comparing with the same period last year, which impacted fees for international flights.  Take-off, landing and navigation charges per ASK decreased by 3.4%.

Depreciation and amortization

Depreciation and amortization expenses increased by 12% to R$186.7 million in the second quarter 2011, principally due to the addition of 10 new aircraft to our fleet classified as financial leases, partially offset by the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the fourth quarter of 2010), Depreciation and amortization expenses per ASK decreased by 2.4%.

Aircraft insurance

Aircraft insurance expenses decreased by 3.9% to R$12.7 million in the second quarter 2011, principally due to an 11% appreciation of the real against the U.S. dollar and to the negotiation of more favorable contractual conditions, compared to 2010.  This reduction was partially offset by (i) the addition of 13 aircraft to our fleet, (ii) a 24.7% increase in the number of passengers transported, and (iii) a 13% increase in take-offs during the second quarter 2011.  Aircraft insurance expenses per ASK decreased by 16.3%.

Other

Other expenses increased by 16.6% to R$229.2 million in the second quarter 2011, mainly due to increased on board services costs, associated with the 24.7% increase in the number of passengers. Other expenses include general provisions, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses.  Other expenses per ASK increased by 1.7%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net loss of R$12.9 million for the second quarter 2011 against a net loss of R$57.2 million in the second quarter 2010. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial income of R$ 172.6 million in 2Q11 against an expenditure of R$ 154.0 million in 2Q10. The details are available below in the section: Financial result and fuel derivatives.

Net income

Net income of R$ 60.3 million due to the above explained, which represented a margin of 2.0% in the 2Q11, versus a negative margin of 6.7% in the 2Q10.

EBIT

Our EBIT margin reached 0.5% to R$ 15.6 million in the 2Q11, representing an increase of 0.5 percentage points compared to 2Q10, as a consequence of the increase of 16.9% on net revenue and 16.4% on operational expenses.

EBITDAR

The EBITDAR margin reached 10.2% to R$ 312.8 million in 2Q11, representing an 8.2% growth compared to 2Q10, mainly due to all the factors described above about revenues and expenses.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.